Exhibit 99.124
CONSENT OF QUALIFIED PERSON
I, Benjamin Berson, state that I am responsible for preparing or supervising the preparation of a part of the Technical Report titles “Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco”, with an effective date of November 4, 2025, as signed and certified by me (the “Technical Report”).
The undersigned acknowledges that the Technical Report supports the Registration Statement on Form 40-F of Aya Gold & Silver Inc. filed with the United States Securities and Exchange Commission.
The undersigned hereby consents to:
(1) The references to the undersigned’s name and to quotations from, or summaries of, only those portions of the Technical Report for which the undersigned is responsible, included or incorporated in the Registration Statement on Form 40-F of Aya Gold & Silver Inc. in connection with the Technical Report of the Registrant, and;
(2) The filing of the technical report as an exhibit to, or its incorporation by reference in the Registration Statement on Form 40-F of Aya Gold & Silver Inc.
The undersigned confirms that the undersigned has read the Registration Statement on Form 40-F and that, in the form and context in which it appears, it fairly and accurately reflects the information in the parts of the technical report for which the undersigned is responsible.
This consent is limited to the Registration Statement on Form 40-F and does not extend to any other disclosure document unless expressly stated.
Dated at Laval, this 13th of April, 2026

/s/ Benjamin Berson
Benjamin Berson, PEng, PMP